FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                           SEC File No.: 0-28759
                                                           CUSIP No.: 73035M 107

                           NOTIFICATION OF LATE FILING

        [X] Form 10-KSB         [ ] Form 11-K           [ ]Form 20-F
        [ ] Form 10-QSB         [ ] Form N-SAR



                       For Period Ended: January 31, 2005
                                         ----------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


   Full Name of Registrant: PocketSpec Technologies Inc.

   Former Name if Applicable: N/A

   Address of Principal Executive Office (Street and Number): 3225 East 2nd Ave.

   City, State and Zip Code: Denver, Colorado 80206


PART II - RULES 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The accountants have not had the opportunity to finish the Form 10-KSB because of certain adjustments to be finalized. The Company will file the Form 10-KSB by the extension date.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

           Cynthia Kettl              (303)              393-8060
           -------------           -----------       ------------------
                Name               (Area Code)       (Telephone Number)

     (2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s). [X] Yes [ ] No

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ] Yes    [X] No


                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     PocketSpec Technologies Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 29, 2005                             PocketSpec Technologies Inc.



                                            By:  /Cynthia Kettl
                                                 -------------------------------
                                                 Cynthia Kettl
                                                 Treasurer

                           CORDOVANO and HONECK, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                          201 Steele Street, Suite 300
                             DENVER, COLORADO 80206


                                 April 25, 2005




To whom it may concern:

We have been engaged to audit the financial statements of PocketSpec Technologies, Inc. as of and for the year ended January 31, 2005. We expect to complete our audit on or before May 15, 2005.

Sincerely,


/s/ CORDOVANO and HONECK
------------------------
CORDOVANO and HONECK, LLP